SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL  212 930 9700   FAX  212 930 9725 WEB  WWW. SRFF.COM

August 8, 2008

BY EDGAR AND
FACSIMILE TRANSMISSION 202-772-9368
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:   Jennifer O’Brien, Esq.
      Mail Stop 7010

Re:          Pegasi Energy Resources Corporation  (the “Company”)
            Form 10-KSB/A for Fiscal Year Ended December 31, 2007
            Form I0-QSB/A for Fiscal Quarter Ended March 31, 2008
            Filed August 7, 2008
            File No. 333-149241

Dear Ms. O’Brien:

By letter dated August 7, 2008, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on Form 10-KSB/A for Fiscal Year Ended December 31, 2007 (the “Form 10-KSB”) and the Form 10-QSB/A for Fiscal Quarter Ended March 31, 2008 (the “Form 10-Q”).  Following are the Company’s responses to the Staff’s comments.  For ease of reference, each response is preceded by the Staff’s comment.

Form 10-KSB/A For the Fiscal Year Ended December 31. 2007

Controls and Procedures. page 30

1.
We note your statement that “management of PERC has assessed the effectiveness of Maple Mountain’s internal control over financial reporting as of December 12, 2007, and this assessment identified the following material weakness in the Company’s internal control over financial reporting.” Please tell us why you have made your assessment for Maple Mountain and why your assessment is as of December 12, 2007.

The Company advises the Staff that Maple Mountain Exploration, Inc. was the Company’s prior name.  It is the issuer and therefore required to make the assessment.  The Company advises the Staff further that the date of December 12 was an error that has been corrected in the Company’s amended Form 10-KSB.

2.
With respect to your assessment of the effectiveness of both your disclosure controls and procedures and your internal control over financial reporting, we note you identified “several significant internal control deficiencies” that resulted in a material weakness. Based upon further consideration of this disclosure, please expand your disclosure to address the following items with respect to each particular material weakness that was present as of the end of the respective reporting period.

•	Indicate when each material weakness was first identified and by whom;
•	Specifically identify the facts and circumstances surrounding each outstanding material weakness;
•	Provide a more fulsome discussion of the nature of your remediation efforts and the actions you’ve already undertaken;
•	Indicate when you believe your remediation efforts will be completed;
•	Disclose the material costs associated with each remediation procedure.

To the extent applicable, please differentiate your disclosure between your conclusions with respect to your disclosure controls and procedures and your conclusions with respect to your internal control over financial reporting.

The Company has made revisions to the Form 10-KSB in accordance with the Staff’s comment.  See page 4.

Exhibits 31.1 and 31.2

3.
We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601 (b)(3 1) of Regulation S-B for the exact text of the required Section 302 certifications, and revise your exhibits, as appropriate. En this regard, for instance but without limitation, we notice your certifications should not be revised to:

•	add the word “consolidated” to paragraph 3
•	change the introductory language in paragraphs 4 and 5 (i.e. “The registrant’s other certifying officer(s) and I ...“)
•	omit language in paragraph 4 (i.e. your responsibility for establishing and maintaining internal control over financial);
•	omit language in paragraph 4(b) concerning your design of internal control over financial reporting;
•	refer in paragraph 5 to the “registrant’s independent registered public accounting firm” instead of “registrant’s auditors.”

This comment also applies to the certifications filed as exhibits to your Form 10-QSB/A for the fiscal quarter ended March 31, 2008.

The Company has revised the certifications in accordance with the Staff’s comment.

Form I0-QSB/A For the Fiscal Quarter Ended March 31.2008

Controls and Procedures. 6

4.
We note your statement that you identified “a number of accounting issues” that need to be addressed. Please expand your disclosure to specifically identify the nature of each of the accounting issues you identified. We further note you are in the process of evaluating how you may improve your disclosure controls and procedures by the end of 2008. Please expand your disclosure to i) address whether there is an established timeline for implementing such remedial measures, ii) identify the remedial actions that you have already taken and the remedial actions that you further intend to take to address each deficiency, and iii) provide quantitative information regarding the cost of such remedial actions.

The Company has made revisions in accordance with the Staff’s comment.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

Very truly yours,
By:	/s/ Louis A. Brilleman

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